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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                 Under the Securities and Exchange Act of 1934
                               (Amendment No. 9)*

                                  Salomon Inc
                                (Name of Issuer)

               Common Stock (upon conversion of Preferred Stock)
                         (Title of Class of Securities)

                                   0007954981
                                 (CUSIP Number)

                                Marc D. Hamburg
                            Berkshire Hathaway Inc.
                               1440 Kiewit Plaza
                             Omaha, Nebraska 68131
                                 (402) 346-1400
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 22, 1996
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the "Notes" to Schedule 13D).
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         The following items of Schedule 13D filed by Berkshire Hathaway Inc.
("Berkshire") and the other persons filing this Schedule 13D with respect to the Series A Cumulative Convertible Preferred Stock ("Preferred Stock") and the Common Stock, $1.00 par value ("Common Stock") of Salomon Inc ("Salomon") are amended as set forth below. As used herein, "Berkshire" refers collectively to Berkshire and its subsidiaries that own of record shares of the Preferred Stock and/or Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is amended by the following:

         Berkshire previously reported on Schedule 13D that it was considering a sale of Berkshire exchangeable notes, which would be exchangeable for Salomon Common Stock upon maturity or redemption. Berkshire has now made the appropriate filings with the Securities and Exchange Commission with respect to such an offering, which filings have become effective. The transaction is expected to be completed on December 2, 1996. It involves the sale of $500,000,000 face amount of 1.00% Senior Exchangeable Notes Due December 2, 2001 (the "Notes").

         The Notes are exchangeable for Salomon Common Stock at the exchange rate of 17.65 shares of Salomon Common Stock per $1,000 Note, instead of the face amount of the Note, if the market value of the Salomon Common Stock exceeds the exchange price (which is the accreted value of the Note divided by the exchange rate and initially is $51.43 per share) for specified periods prior to maturity or specified dates of exchange. Such exchanges can occur at maturity of the Notes, at the option of the holder at specified times each calendar quarter, and at the option of Berkshire beginning December 2, 1999. The exchange rate is subject to change in the event of splits of, and other changes in, the Salomon Common Stock.

         This Schedule 13D does not attempt or purport to set forth all of the terms of the Notes, which are offered solely by means of the Prospectus for such Notes.

         The maximum number of shares of Salomon Common Stock that could be deliverable by Berkshire in exchange for the Notes (assuming no stock split or similar changes) is 8,825,000. If all such shares were to be transferred by Berkshire in exchange for or redemption of the Notes, and assuming no other purchases or sales of Salomon Common Stock by Berkshire, Berkshire's percentage ownership of Salomon Common Stock (including Salomon Common Stock issuable upon conversion of




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Salomon Preferred Stock) would be 10.4%.

         Berkshire, at maturity or in an exchange initiated by it (but not in an exchange initiated by a holder of the Notes), has the option to deliver an equivalent amount of cash in lieu of the shares of Salomon Common Stock otherwise deliverable. Thus, at those times, Berkshire is not required to transfer any shares of Salomon Common Stock.

         Berkshire has indicated to the underwriters of the Notes, however, that its present intention would be to deliver Salomon Common Stock in exchange for the Notes on those occasions when the terms of the Notes allow it to do so. However, the Notes do not mature for five years (although they are exchangeable at specified times beginning January 31, 1997 at the option of the holder, and at Berkshire's option after three years), and such present intention is subject to change at any time based on a variety of factors.

         Salomon has a first right to purchase any Salomon securities that Berkshire proposes to sell. Salomon has agreed to waive its right with respect to the shares of Salomon Common Stock that Berkshire may deliver upon exchange of the Notes.

         All other information responsive to Item 4 remains as previously reported, except as amended hereby.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUES.

         Item 6 is amended by the following:

         Berkshire, Salomon and Salomon Brothers Inc (a subsidiary of Salomon), along with the other underwriters of the Notes, Goldman Sachs & Co. and Smith Barney Inc., have executed an Underwriting Agreement with respect to the offering of the Notes. This Agreement includes certain indemnities by and between Berkshire and Salomon, and an undertaking by Salomon, with certain limitations, to utilize reasonable efforts to cause a registration statement to be effective during periods when the Notes are exchangeable at the option of the holders, in order to permit Berkshire to deliver a prospectus to such holders with shares of Salomon Common Stock if it determines to do so in such exchange.

         Berkshire and Salomon have also executed a Waiver Agreement pursuant to which Salomon waives its first refusal right to purchase as described in
Item 4 above.

         Berkshire and State Street Bank and Trust Company (as successor trustee to The First National Bank of Boston), as Trustee, have entered into an Indenture dated December 1, 1987, as amended by the First Supplemental Indenture dated as of December 2, 1996, which Indenture governs the terms of the Notes.





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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Underwriting Agreement by and among Berkshire Hathaway Inc., Salomon Inc, Salomon Brothers Inc, Goldman, Sachs & Co. and Smith Barney Inc. dated November 26, 1996.*

         Waiver agreement by and between Salomon Inc and Berkshire Hathaway
Inc.

         Indenture by and between Berkshire Hathaway Inc. and State Street Bank and Trust Company (as successor to The First National Bank of Boston),
Trustee, dated December 1, 1987**

         First Supplemental Indenture by and between Berkshire Hathaway Inc.
and State Street Bank and Trust Company, Trustee, dated as of December 2, 1996.*

* Incorporated by reference from Berkshire Hathaway's Form 8-K filed November 29, 1996

** Incorporated by reference from Berkshire Hathaway's Registration Statement on Form S-3 (file no. 33-30570)








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         After reasonable inquiry and to the best knowledge and belief of each, the undersigned hereby certify that the information set forth in this statement is true, complete, and correct.

         Dated this 27th day of November, 1996.





/S/WARREN E. BUFFETT
-----------------------------
Warren E. Buffett



BERKSHIRE HATHAWAY INC.                     NATIONAL INDEMNITY COMPANY


By/S/ WARREN E. BUFFETT                     BY/S/ WARREN E. BUFFETT
-----------------------------               -----------------------------
      Warren E. Buffett                           Warren E. Buffett
      Chairman of the Board                       Chairman of the Board


NATIONAL FIRE AND MARINE                    COLUMBIA INSURANCE COMPANY
  INSURANCE COMPANY


By/S/ WARREN E. BUFFETT                     BY/S/ WARREN E. BUFFETT
-----------------------------               -----------------------------
      Warren E. Buffett                           Warren E. Buffett
      Chairman of the Board                       Chairman of the Board



CYPRESS INSURANCE COMPANY, CORNHUSKER CASUALTY COMPANY, OAK RIVER INSURANCE COMPANY, NATIONAL LIABILITY & FIRE INSURANCE COMPANY, WESCO-FINANCIAL INSURANCE COMPANY, and WESCO FINANCIAL CORPORATION.



                                            By/S/ WARREN E. BUFFETT
                                            -----------------------------
                                                  Warren E. Buffett
                                                  Attorney-in-Fact





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                                 EXHIBIT INDEX

1. Underwriting Agreement by and among Berkshire Hathaway Inc., Salomon Inc, Salomon Brothers Inc, Goldman, Sachs & Co. and Smith Barney Inc. dated November 26, 1996.*

4.1 Indenture by and between Berkshire Hathaway Inc. and State Street Bank and Trust Company (as successor trustee to The First National Bank of Boston, Trustee, dated December 1, 1987.**

4.2 First Supplemental Indenture by and between Berkshire Hathaway Inc. and State Street Bank and Trust Company, Trustee, dated as of December 2, 1996.*

99  Waiver Agreement by and between Salomon Inc and Berkshire Hathaway Inc.


---------------------

 * Incorporated by reference from Berkshire Hathaway's Form 8-K filed November 29, 1996

** Incorporated by reference from Berkshire Hathaway's Registration Statement on Form S-3 (file no. 33-30570).




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